Exhibit 99.3

Audited Combined Carve-Out Financial Statements of the T-16 Business as of and for the years ended December 31, 2012 and 2011

Index to Combined Carve-out Financial Statements of the T-16 Business

Report of PricewaterhouseCoopers AS, Independent Registered Public Accounting Firm	2

Combined Carve-out Statements of Operations for the years ended December 31, 2012 and 2011	3

Combined Carve-out Balance Sheets as of December 31, 2012 and 2011	4

Combined Carve-out Statements of Cash Flows for the years ended December 31, 2012 and 2011	5

Combined Carve-out Statements of Changes in Owner’s Equity for the years ended December 31, 2012 and 2011	6

Notes to Combined Carve-out Financial Statements	7

Independent Auditor’s Report

To the Board of Directors of Seadrill Partners LLC

We have audited the accompanying Combined Carve-out Financial Statements of the T-16 Business as described in Note 1, which comprise the Combined Carve-out Balance Sheets as of December 31, 2012 and 2011, and the related Combined Carve-out Statements of Operations, of Changes in Owner’s Equity and of Cash Flows for the years then ended.

Management’s Responsibility for the Combined Carve-out Financial Statements

Management is responsible for the preparation and fair presentation of the Combined Carve-out Financial Statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Combined Carve-out Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Combined Carve-out Financial Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Carve-out Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Combined Carve-out Financial Statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Combined Carve-out Financial Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the Combined Carve-out Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Combined Carve-out Financial Statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Combined Carve-out Financial Statements referred to above present fairly, in all material respects, the financial position of the T-16 Business at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

Oslo, Norway

December 2, 2013

T-16 BUSINESS

COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

for the years ended December 31, 2012 and 2011

(In $ millions)

	2012	2011

Operating expenses
Vessel and rig operating expenses	$0.7	$0.3
General and administrative expenses	1.4	0.3

Total operating expenses	2.1	0.6

Net operating loss	(2.1)	(0.6)

Financial items
Currency exchange loss	(0.1)	—

Total financial items	(0.1)	—

Loss before income taxes	(2.2)	(0.6)

Income taxes	—	—

Net loss	$(2.2)	$(0.6)

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

T-16 BUSINESS

COMBINED CARVE-OUT BALANCE SHEETS

as of December 31, 2012 and 2011

(In $ millions)

	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$0.1	$—

Total current assets	0.1	—
Non-current assets:
Newbuildings	49.8	24.9

Total non-current assets	49.8	24.9

Total assets	$49.9	$24.9

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Trade accounts payable	$1.2	$—
Accrued expenses	1.2	2.2

Total current liabilities	2.4	2.2

Equity
Owners’ equity	47.5	22.7

Total equity	47.5	22.7

Total liabilities and equity	$49.9	$24.9

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

T-16 BUSINESS

COMBINED CARVE-OUT STATEMENT OF CASH FLOWS

for the years ended December 31, 2012 and 2011

(In $ millions)

	2012	2011
Cash Flows from Operating Activities
Net income	$(2.2)	$(0.6)

Net cash used in operating activities	(2.2)	(0.6)

Cash Flows from Investing Activities
Additions to newbuildings	(24.7)	(22.7)

Net cash used in investing activities	(24.7)	(22.7)

Cash Flows from Financing Activities
Changes in owners’ equity	27.0	23.3
Net cash provided by financing activities	27.0	23.3

Net increase in cash and cash equivalents	0.1	—
Cash and cash equivalents at beginning of the period	—	—

Cash and cash equivalents at the end of period	$0.1	$—

Supplementary disclosure of cash flow information
Interest paid net of capitalized interest	—	—
Taxes paid	—	—

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

T-16 BUSINESS

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY

for the years ended December 31, 2012 and 2011

(In $ millions)

Owner’s equity
Combined balance as at December 31, 2010	$—
Combined carve-out net loss for the year	(0.6)
Movement in owner’s equity during the year	23.3

Combined balance as at December 31, 2011	$22.7

Combined carve-out net loss for the year	(2.2)
Movement in owner’s equity during the year	27.0

Combined balance as at December 31, 2012	$47.5

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

T-16 BUSINESS

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1 – General information

Background

Seadrill Limited (“Seadrill”) is a Bermuda company publicly listed on the New York Stock Exchange, specializing in the acquisition, building, ownership, operation and chartering of offshore drilling rigs for shallow and deepwater areas, as well as benign and harsh environments.

On February 28, 2011, Seadrill entered into an agreement for the construction of two tender rigs, T-15 and T-16, with COSCO Nantong Shipyard. The two tender rigs had been contracted to Chevron Thailand Exploration and Production for a five-year term.

The entity that owns T-16 is known as the “T-16 Business”.

Basis of preparation and presentation

The financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The amounts are presented in United States dollars (US dollars) rounded to the nearest hundred thousand, unless otherwise stated.

The T-16 Business’ Combined Carve-out Financial Statements had negative working capital at December 31, 2012 and 2011. This is mainly due to the historic interaction between the T-16 Business and Seadrill, and the cash sweep arrangement described below. A discussion of the relationship with Seadrill, including a description of the costs that have been allocated to the T-16 Business, is included in Note 6 “Related Party Transactions.”

The accounting policies set out below have been applied consistently to all periods in these Combined Carve-out Financial Statements, unless otherwise noted.

Basis of preparation

The T-16 Business’ Combined Carve-out Financial Statements have been prepared on a “carve-out” basis for the years ended December 31, 2012 and 2011, from the accounting records of Seadrill using historical results of operations, assets and liabilities attributable to the T-16 Business, including allocation of expenses from Seadrill. Management believes the assumptions and allocations of the carve-out period have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the T-16 Business during the periods presented. The actual basis of allocation for each item is described below.

The T-16 Business’ Combined Carve-out Financial Statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the T-16 Business’ companies and their rig-owning and operating entities, plus the following items which have been assigned or allocated as set forth below:

•	Rig operating expenses, which include rig management fees for the provision of technical and commercial management of rigs, that cannot be attributed to specific drilling rigs have been allocated to the T-16 Business based on intercompany charges from Seadrill.

•	Administrative expenses, which include stock-based compensation of Seadrill that cannot be attributed to specific drilling rigs and for which the T-16 Business is deemed to have received the benefit of, have been allocated to the T-16 Business based on intercompany charges from Seadrill.

In accordance with the convention for carve-out financial statements, amounts due to and due from the T-16 Business to other Seadrill entities are recognized within owners’ equity in the T-16 Business’ Combined Carve-out Financial Statements. Because Seadrill uses a centralized cash management system, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function at Seadrill, intercompany payables and receivables outstanding for the periods presented, have been deemed as equity in the T-16 Business.

The financial position, results of operations and cash flows of the T-16 Business may differ from those that would have been achieved had the T-16 Business operated autonomously as a publicly traded entity for all years presented, as the T-16 Business may have had, for example, additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a publicly traded entity.

Note 2 – Accounting policies

Use of estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Rig operating expenses

Rig operating expenses are costs associated with operating a drilling rig that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where the rigs are operated and are expensed as incurred. When the rig is in construction stage, rig operating expenses also include construction costs not eligible for capitalization.

Foreign currencies

The T-16 Business and all of its entities use US dollars as their functional currency because the majority of their revenues and expenses are denominated in US dollars. Accordingly, the T-16 Business’ reporting currency is also US dollars. The T-16 Business uses the current method of translation whereby the statements of operations are translated using the average exchange rate for the year and the assets and liabilities are translated using the year end exchange rate.

Transactions in foreign currencies during a period are translated into US dollars at the rates of exchange in effect at the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the statements of operations.

Current and non-current classification

Receivables and liabilities are classified as current assets and liabilities respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.

Newbuildings

The carrying value of rigs under construction (“Newbuildings”) represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

Capitalized interest

Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at Seadrill’s current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (the “capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. The T-16 Business does not capitalize amounts beyond the actual interest expense incurred in the period.

Income taxes

Income taxes, as presented, are calculated on an “as if” separate tax return basis. Seadrill’s global tax model has been developed based on its entire business. Accordingly, the tax results are not necessarily reflective of the results that the T-16 Business would have generated on a stand-alone basis. Income tax expense is based on reported income or loss before income taxes.

Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The T-16 Business recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted

Provisions

A provision is recognized in the balance sheet when the T-16 Business has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. All related party transactions are based on the principle of arm’s length estimated market value.

Recently adopted accounting standards

Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities – Effective January 1, 2013, the T-16 Business adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The update is effective for interim and annual periods beginning on or after January 1, 2013. The adoption did not have an effect on the Combined Carve-out Financial Statements.

Balance sheet – Effective January 1, 2014, the T-16 Business will adopt the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in US generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount expected to be paid on behalf of co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. Adoption of this standard is not expected to have a material effect on the Combined Carve-out Financial Statements.

Balance sheet – Effective January 1, 2014, the T-16 Business will adopt the accounting standards update that applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The update requires the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment. The update is effective for interim and annual periods beginning on or after December 15, 2013. Adoption of this standard is not expected to have a material effect on the Combined Carve-out Financial Statements.

Note 3 – Entities included in the T-16 Business

The only entity included in the Combined Carve-out Financial Statements of the T-16 Business as of December 31, 2012 is the Seadrill T-16 Ltd, a Bermuda company, which is the rig-owning entity.

In addition to the entity referred to above, the Combined Carve-out Financial Statements include allocations and charges from other Seadrill subsidiaries from which the T-16 Business is deemed to have received benefit.

Note 4 – Taxation

The T-16 Business had no revenue-generating activity during the periods presented, and incurred losses. As the entity that constituted the T-16 Business is a Bermuda exempted company, there were no deferred tax assets recognized.

Note 5 – Newbuildings

(In $ millions)	December 31, 2012	December 31, 2011
Opening balance	$24.9	$—
Additions	23.5	24.4
Capitalized interest and loan related costs	1.4	0.5

Closing balance	$49.8	$24.9

Movements during the period relate to the T-16 that was under construction.

Note 6 – Related party transactions

Invoiced charges

Seadrill charged the T-16 Business $1.7 million and $0.6 million for the years ended December 31, 2012 and 2011, for the provision of construction supervision and project management of the T-16, as well as a share of Seadrill’s general and administrative costs.

Note 7 – Risk management and financial instruments

The T-16 Business is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The T-16 Business may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest rate risk

At December 31, 2012 and 2011, the T-16 Business had no significant interest bearing assets and loans from financial institutions.

Foreign currency risk

The majority of transactions, assets and liabilities of the T-16 Business are denominated in US dollars, the functional currency of the T-16 Business. However, the T-16 Business incurs expenditures in the local currencies of China, Singapore and Thailand, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. At December 31, 2012 there exists no significant foreign currency fluctuation risk.

Concentration of credit risk

Financial instruments that potentially subject the T-16 Business to concentrations of credit risk are primarily cash and cash equivalents. These assets expose the T-16 Business to credit risk arising from possible default by counterparties. The T-16 Business considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties.

Fair values

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The T-16 Business does not have any financial instruments that are measured at fair value on a recurring basis.

		Fair value measurements at reporting date using
(In $ millions)	Fair value December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$0.1	$0.1	$—	$—

Accounting Standards Codification (“ASC”) Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the T-16 Business has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The T-16 Business’ assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Retained risk

As at December 31, 2012 the risk of loss associated with the T-16 is retained by the shipyard until delivery of the T-16.

Concentration of risk

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc. The T-16 Business considers these risks to be remote.

In the years ended December 31, 2012 and 2011, the T-16 Business was not exposed to revenue risk as the T-16 was not yet operational.

Note 8 – Commitments and contingencies

Legal proceedings

At December 31, 2012, the T-16 Business was not party to any litigation.

Purchase commitments

Contractual commitments with the shipyard and the drilling package and equipment suppliers comprised $55.8 million as of December 31, 2012.

Note 9 – Subsequent events

The T-16 Business has performed an evaluation of subsequent events through December 2, 2013, which is the date the financial information was issued.

On April 25, 2013, Seadrill took delivery of the T-16 from COSCO Nantong in China, and at the same time drew down $98.0 million on its $440 million credit facility.

On September 4, 2013, T-16 commenced operations for Chevron Thailand under a five-year contract at a contractual dayrate of $115,000.

On October 18, 2013, Seadrill Partners LLC’s wholly-owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill 100% of the ownership interests in Seadrill T-16 Ltd., the entity that owns the T-16, for a total consideration of $200 million, less $93.1 million of debt outstanding under the $440 million secured credit facility related to the T-16. The $106.9 million purchase price was satisfied by the issuance of 3,310,622 common units to Seadrill.

Unaudited Combined Carve-Out Financial Statements of the T-16 Business as of September 30, 2013 and December 31, 2012 and for the nine months ended September 30, 2013 and 2012

Index to Combined Carve-out Financial Statements of the T-16 Business

Unaudited Combined Carve-out Statements of Operations for the nine months ended September 30, 2013 and 2012	14

Unaudited Combined Carve-out Balance Sheets as of September 30, 2013 and December 31, 2012	15

Unaudited Combined Carve-out Statements of Cash Flows for the nine months ended September 30, 2013 and 2012	16

Unaudited Combined Carve-out Statements of Changes in Owner’s Equity for the nine months ended September 31, 2013 and 2012	17

Notes to Unaudited Combined Carve-out Financial Statements	18

T-16 BUSINESS

UNAUDITED COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

for the nine months ended September 30, 2013 and 2012

(In $ millions)

	Nine months ended September 30, 2013	Nine months ended September 30, 2012

Operating revenues
Contract revenues	$3.0	$—

Total operating revenues	3.0	—

Operating expenses
Vessel and rig operating expenses	1.5	0.4
Depreciation and amortization	0.9	—
General and administrative expenses	2.5	1.2

Total operating expenses	4.9	1.6

Net operating loss	(1.9)	(1.6)

Financial items
Interest expense	(1.6)	—
Gain on derivative financial instruments	1.3	—

Total financial items	(0.3)	—

Loss before income taxes	(2.2)	(1.6)

Income taxes	(0.2)	—

Net loss	$(2.4)	$(1.6)

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

T-16 BUSINESS

UNAUDITED COMBINED CARVE-OUT BALANCE SHEETS

as of September 30, 2013 and December 31, 2012

(In $ millions)

	September 30, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$0.2	$0.1
Accounts receivable, net	14.9	—
Deferred charges – long-term	0.3	—
Other current assets	0.5	—

Total current assets	15.9	0.1
Non-current assets:
Newbuildings	—	49.8
Drilling rigs	132.2	—
Deferred charges – long-term	1.0	—

Total non-current assets	133.2	49.8

Total assets	$149.1	$49.9

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$9.8	$—
Trade accounts payable	0.8	1.2
Deferred mobilization revenue – short-term	2.3	—
Other current liabilities	3.0	1.2

Total current liabilities	15.9	2.4
Non-current liabilities:
Long-term debt	83.3	—
Deferred mobilization revenue – long-term	9.4	—

Total non-current liabilities	92.7	—

Equity
Owners’ equity	40.5	47.5

Total equity	40.5	47.5

Total liabilities and equity	$149.1	$49.9

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

T-16 BUSINESS

UNAUDITED COMBINED CARVE-OUT STATEMENT OF CASH FLOWS

for the nine months ended September 30, 2013 and 2012

(In $ millions)

	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Cash Flows from Operating Activities
Net income	$(2.4)	$(1.6)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	0.9	—
Amortization of deferred charges	0.1	—
Amortization of mobilization revenue	(0.2)	—
Unrealized gain related to derivative financial instruments	(1.3)	—
Changes in operating assets and liabilities, net of effect of acquisitions
Deferred mobilization revenue	11.9	—
Accounts receivable, net	(14.9)	—
Trade accounts payable	0.8	—
Other current assets	(0.5)	—
Other current liabilities	3.0	—

Net cash used in operating activities	(2.6)	(1.6)

Cash Flows from Investing Activities
Additions to newbuildings	(76.5)	(14.4)
Additions to rigs and equipment	(9.2)	—

Net cash used in investing activities	(85.7)	(14.4)

Cash Flows from Financing Activities
Proceeds from debt	93.1	—
Loan fees paid	(1.4)	—
Changes in owners’ equity	(3.3)	16.0

Net cash provided by financing activities	88.4	16.0

Net increase in cash and cash equivalents	0.1	—
Cash and cash equivalents at beginning of the period	0.1	—

Cash and cash equivalents at the end of period	$0.2	$—

Supplementary disclosure of cash flow information
Interest paid net of capitalized interest	1.3	—
Taxes paid	0.2	—
Increase/(decrease) in accounts payable relating to purchases of newbuildings	(1.2)	—
Increase/(decrease) in other current liabilities relating to purchases of newbuildings	(1.2)	—

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

T-16 BUSINESS

UNAUDITED COMBINED CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY

for the nine months ended September 30, 2013 and 2012

(In $ millions)

Owner’s Equity
Combined balance as at December 31, 2011	$22.7
Combined carve-out net loss for the nine months	(1.6)
Movement in owner’s equity during the nine months	16.1

Combined balance as at September 30, 2012	$37.2

Combined balance as at December 31, 2012	$47.5
Combined carve-out net loss for the nine months	(2.4)
Movement in owner’s equity during the nine months	(4.6)

Combined balance as at September 30, 2013	$40.5

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

T-16 BUSINESS

NOTES TO UNAUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1 – General information

Background

Seadrill Limited (“Seadrill”) is a Bermuda company publicly listed on the New York Stock Exchange, specializing in the acquisition, building, ownership, operation and chartering of offshore drilling rigs for shallow and deepwater areas, as well as benign and harsh environments.

On February 28, 2011, Seadrill entered into an agreement for the construction of two tender rigs, T-15 and T-16, with COSCO Nantong Shipyard. The two tender rigs had been contracted to Chevron Thailand Exploration and Production for a five-year term.

The entities that own and operate the T-16 are known as the “T-16 Business”.

Basis of preparation and presentation

The accompanying interim Combined Carve-out Financial Statements of the Leo Business are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, the Leo Business’ Combined Carve-out Balance Sheet as of September 30, 2013 and December 31, 2012, and the Combined Carve-out Statement of Operations for the nine months ended September 30, 2013 and 2012. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under generally accepted accounting principles in the United States of America (“US GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited Combined Carve-out Financial Statements and related notes for the year ended December 31, 2012.

The financial statements are presented in accordance with US GAAP. The amounts are presented in United States dollars (US dollars) rounded to the nearest hundred thousand, unless otherwise stated.

The T-16 Business’ Combined Carve-out Financial Statements had negative working capital at September 30, 2012. This is primarily due to the historic interaction between the T-16 Business and Seadrill, and the cash sweep arrangement described below. A discussion of the relationship with Seadrill, including a description of the costs that have been allocated to the T-16 Business, is included in Note 9 “Related Party Transactions.”

The accounting policies set out below have been applied consistently to all periods in these Combined Carve-out Financial Statements, unless otherwise noted.

Basis of preparation

The T-16 Business’ Combined Carve-out Financial Statements have been prepared on a “carve-out” basis for the nine months ended September 30, 2013 and 2012, from the accounting records of Seadrill using historical results of operations, assets and liabilities attributable to the T-16 Business, including allocation of expenses from Seadrill. Management believes the assumptions and allocations of the carve-out period have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the T-16 Business during the periods presented. The actual basis of allocation for each item is described below.

The T-16 Business’ Combined Carve-out Financial Statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the T-16 Business’ companies and their rig-owning and operating entities, plus the following items which have been assigned or allocated as set forth below:

•	The $440 million secured credit facility related to the T-16 is held by Seadrill in connection with a loan facility which also covers other drilling rigs. Accordingly, the T-16 Business’ share of this loan facility’s interest expense, deferred financing fees and related repayments and drawdowns for all periods presented has been carved-out based on the actual debt agreements, as these are readily separable and identifiable within the books of Seadrill.

•	The T-16 Business has benefited from Seadrill’s general corporate debt. As the use of this debt was for general corporate purposes within the Seadrill corporate group, a proportion of the interest cost of this debt has been included in the T-16 Business’ Combined Carve-out Financial Statements for the periods presented, based upon the relative fair value of the T-16 at September 30, 2013 in proportion to the fair value of Seadrill’s operating drilling rigs (including the T-16). This allocation has only been made for periods when the T-16 has been in operation.

•	Rig operating expenses, which include rig management fees for the provision of technical and commercial management of rigs, that cannot be attributed to specific drilling rigs have been allocated to the T-16 Business based on intercompany charges from Seadrill.

•	Administrative expenses, which include stock-based compensation of Seadrill that cannot be attributed to specific drilling rigs and for which the T-16 Business is deemed to have received the benefit of, have been allocated to the T-16 Business based on intercompany charges from Seadrill.

In accordance with the convention for carve-out financial statements, amounts due to and due from the T-16 Business to other Seadrill entities are recognized within owners’ equity in the T-16 Business’ Combined Carve-out Financial Statements. Because Seadrill uses a centralized cash management system, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function at Seadrill, intercompany payables and receivables outstanding for the periods presented, have been deemed as equity in the T-16 Business.

The financial position, results of operations and cash flows of the T-16 Business may differ from those that would have been achieved had the T-16 Business operated autonomously as a publicly traded entity for all periods presented, as the T-16 Business may have had, for example, additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a publicly traded entity.

Note 2 – Accounting policies

Use of estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract revenue

A substantial majority of the T-16 Business’ revenues are derived from dayrate based drilling contracts (which may include lump sum fees for mobilization and demobilization) and other service contracts. Both dayrate base and lump sum fee revenues are recognized ratably over the contract period when services are rendered. Under some contracts, the T-16 Business is entitled to additional payments for meeting or exceeding certain performance targets. Such additional payments are recognized when any uncertainties regarding achievements of such targets are resolved or upon completion of the drilling program.

In connection with drilling contracts, the T-16 Business may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding option periods.

In some cases, the T-16 Business may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue over the original contract term, excluding any extension option periods not exercised by customers. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the remaining contract term, excluding any extension option periods not exercised.

Rig operating expenses

Rig operating expenses are costs associated with operating a drilling rig that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where the rigs are operated and are expensed as incurred. Before the rig enters operation, rig operating expenses also include personnel expenses not eligible for capitalization.

Foreign currencies

The T-16 Business and all of its entities use US dollars as their functional currency because the majority of their revenues and expenses are denominated in US dollars. Accordingly, the T-16 Business’ reporting currency is also US dollars. The T-16 Business uses the current method of translation whereby the statements of operations are translated using the average exchange rate for the period and the assets and liabilities are translated using the period-end exchange rate.

Transactions in foreign currencies during a period are translated into US dollars at the rates of exchange in effect at the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Combined Carve-out Statements of Operations.

Current and non-current classification

Receivables and liabilities are classified as current assets and liabilities respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.

Newbuildings

The carrying value of rigs under construction (“Newbuildings”) represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

Capitalized interest

Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at Seadrill’s current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. The T-16 Business does not capitalize amounts beyond the actual interest expense incurred in the period.

Income taxes

Income taxes, as presented, are calculated on an “as if” separate tax return basis. Seadrill’s global tax model has been developed based on its entire business. Accordingly, the tax results are not necessarily reflective of the results that the T-16 Business would have generated on a stand-alone basis. Income tax expense is based on reported income or loss before income taxes.

Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The T-16 Business recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted

Provisions

A provision is recognized in the balance sheet when the T-16 Business has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. All related party transactions are based on the principle of arm’s length estimated market value.

Recently adopted accounting standards

Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities – Effective January 1, 2013, the T-16 Business adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The update is effective for interim and annual periods beginning on or after January 1, 2013. The adoption did not have an effect on the Combined Carve-out Financial Statements.

Balance sheet – Effective January 1, 2014, the T-16 Business will adopt the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in US generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount expected to be paid on behalf of co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. Adoption of this standard is not expected to have a material effect on the Combined Carve-out Financial Statements.

Balance sheet – Effective January 1, 2014, the T-16 Business will adopt the accounting standards update that applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The update requires the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment. The update is effective for interim and annual periods beginning on or after December 15, 2013. Adoption of this standard is not expected to have a material effect on the Combined Carve-out Financial Statements.

Note 3 – Entities included in the T-16 Business

The following table lists the entities included in the Combined Carve-out Financial Statements of the T-16 Business, as well as their purpose, as of September 30, 2013:

Name of the Company	Jurisdiction of Incorporation	Principal Activities
Seadrill T-16 Ltd	Bermuda	Rig owner
Seadrill International Ltd	Hong Kong	Operating company
Seadrill International Ltd	Thai branch	Operating company
Seadrill UK Ltd	United Kingdom	Charterer

In addition to the entities referred to above, the Combined Carve-out Financial Statements include allocations and charges from other Seadrill subsidiaries from which the T-16 Business is deemed to have received benefit.

Note 4 – Taxation

The following table summarizes, by jurisdiction, the components of the provision for income taxes for the nine months ended September 30, 2013 and 2012:

	Nine months ended,
(In $ millions)	2013	2012
Income tax expense:
Thailand	$0.2	$—

Total income tax expense	$0.2	$—

Reconciliation between the income tax expense resulting from applying the Bermuda statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the Unaudited Combined Carve-out Financial Statements as the T-16 Business’ net income is not subject to Bermuda tax.

Note 5 – Newbuildings

(In $ millions)	September 30, 2013	December 31, 2012
Opening balance	$49.8	$24.9
Additions	72.3	23.5
Capitalized interest and loan related costs	1.8	1.4
Re-classified as Drilling Rigs	(123.9)	—

Closing balance	$—	$49.8

Movements during the period relate to the T-16 that was under construction.

Note 6 – Drilling rigs

(In $ millions)	September 30, 2013	December 31, 2012
Cost	$133.1	$—
Accumulated depreciation	(0.9)	—

Net book value	$132.2	$—

Note 7 – Other current liabilities

(In $ millions)	September 30, 2013	December 31, 2012
Withheld taxes	$0.2	$—
Accrued expenses	2.6	1.2
Other	0.2	—

Total other current liabilities	$3.0	$1.2

Note 8 – Long-term debt

As of September 30, 2013 and December 31, 2012, Seadrill Ltd had the following amounts outstanding under the $440 million secured credit facility related to the T-16:

(In $ millions)	September 30, 2013	December 31, 2012
Credit facilities
$440 million credit facility	$93.1	$—

Less: current portion	9.8	—

Long-term portion of interest bearing debt	$83.3	$—

The outstanding debt as of September 30, 2013 is repayable as follows:

(In $ millions)	Year ending December 31
2013	$4.9
2014	9.8
2015	9.8
2016	9.8
2017 and thereafter	58.8

Total debt	$93.1

$440 million secured credit facility

In April 2013, Seadrill drew down $98 million relating to the T-16 tender rig under its existing $440 million secured term loan facility. In December 2012, Seadrill entered into the $440 million secured credit facility with a syndicate of banks to fund the delivery of two tender rigs and two jack-up drilling rigs. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of five years. The outstanding balance due under the facility related to the T-16 at September 30, 2013 was $93.1 million. At maturity, a balloon payment of $223 million is due, of which the amount related to the T-16 Business is $53.9 million. There is no undrawn capacity on this facility related to the T-16 Business as of September 30, 2013.

Covenants on loans and bonds

In addition to the collateral provided to lenders in the form of pledged assets, Seadrill’s bank loan agreements generally contain financial covenants, the primary covenants being as follows:

•	Aggregated minimum liquidity requirement for the group: to maintain cash and cash equivalents of at least $155 million within the group.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1.

•	Current ratio: to maintain current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt.

•	Equity to asset ratio: to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling rigs.

•	Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5:1. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

Seadrill was in compliance with all the financial loan covenants as of September 30, 2013 and December 31, 2012.

Note 9 – Related party transactions

Invoiced charges

As described in Note 1, Seadrill charged the T-16 Business, for the provision of technical and commercial management of the drilling rigs, as well as a share of Seadrill’s general and administrative costs. Amounts charged to the T-16 Business for the nine months ended September 30, 2013 and 2012 were $1.9 million and $1.2 million, respectively, which include charges related to the following:

•	$1.7 million and $1.2 million for the nine months ended September 30, 2013 and 2012, respectively, from the Seadrill corporate head office in the United Kingdom and Norway and the regional office in Singapore related to personnel costs, office rent and other administrative costs.

•	The T-16 was insured by Seadrill from the time of delivery in April 2013. Insurance premiums charged to the T-16 Business related to the T-16 were $0.2 million and $0 for the nine months ended September 30, 2013 and 2012, respectively.

Allocated costs

As described in Note 1, the T-16 Business Combined Carve-out Financial Statements include certain allocations. Amounts allocated to the statement of operations for the years ended September 30, 2013 and 2012 are:

(In $ millions)	September 30, 2013	September 30, 2012

Interest expense on rig specific debt	$3.2	$1.0
Derivatives gains and losses	(1.3)	—
Interest expense on general purpose debt	0.2	—

Total allocated costs and expenses	$2.1	$1.0

Note 10 – Risk management and financial instruments

The T-16 Business exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The T-16 Business may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest rate risk

The T-16 Business’ exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The T-16 Business’ objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the T-16 Business with flexibility to meet all requirements for working capital and capital investments. The extent to which the T-16 Business utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements

For the nine months ended September 30, 2013, the T-16 Business was allocated a proportion of Seadrill’s gain on interest rate swaps, based on its share of floating interest rate debt and, therefore, no positions are recorded as at September 30, 2013.

Details of Seadrill’s interest rate swaps

The extent to which Seadrill utilizes interest rate swaps to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates. At September 30, 2013 and December 31, 2012, Seadrill had interest rate swap agreements with an outstanding principal of $9,529 million and $6,148 million. These agreements do not qualify for hedge accounting, and accordingly the T-16 Business’ share of any changes in the fair values of the swap agreements are included in the T-16 Business’ Combined Carve-out Financial Statement of Operations under ‘Gain on derivative instruments.” Seadrill’s combined total fair value of the interest rate swaps outstanding as of September 30, 2013 and December 31, 2012, amounted to a liability in Seadrill’s financial statements $182 million and $384 million, respectively. The fair value of the interest rate swaps are classified as other current liabilities in Seadrill’s balance sheet as of September 30, 2013.

Foreign currency risk

The majority of gross earnings from the T-16 are receivable in US dollars and the majority of other transactions, assets and liabilities are denominated in US dollars, the functional currency of the T-16 Business. However, the T-16 Business has operations and assets in Thailand and incurs expenditures in the local currencies of this country, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The T-16 Business is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the T-16 Business’ cash flows.

Concentration of credit risk

Financial instruments that potentially subject the T-16 Business to concentrations of credit risk are primarily cash and cash equivalents. These assets expose the T-16 Business to credit risk arising from possible default by counterparties. The T-16 Business considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties.

Fair values

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the T-16 Business at prices other than the outstanding balance plus accrued interest. We have categorized it at level 2 on the fair value measurement hierarchy.

The T-16 Business does not have any financial instruments that are measured at fair value on a recurring basis.

		Fair value measurements at reporting date using
(In $ millions)	Fair value September 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$0.1	$0.1	$—	$—
Current portion of long-term debt	9.8	—	9.8	—
Long-term portion of floating rate debt	83.3	—	83.3	—

Accounting Standards Codification (“ASC”) Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the T-16 Business has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The T-16 Business’ assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Retained risk

a) Physical damage insurance

Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling rigs and the T-16 and charges the T-16 Business for the associated cost for the T-16.

The T-16 Business retains the risk for the deductibles relating to physical damage insurance on the T-16. The deductible is currently a maximum of $1.0 million per occurrence.

b) Loss of hire insurance

No loss of hire insurance has been entered into by Seadrill to cover loss of revenue in the event of extensive downtime caused by physical damage to the T-16.

(c) Protection and indemnity insurance

Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $260 million per event and in the aggregate for the T-16.

Concentration of risk

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Citibank plc and Nordea Bank Finland Plc. The T-16 Business considers these risks to be remote.

In the nine months ended September 30, 2013, all of the T-16 Business’ contract revenues were received from subsidiaries of Chevron Corporation. The T-16 commenced operations in September 2013.

Note 11 – Commitments and contingencies

Legal proceedings

At September 30, 2013, the T-16 Business was not party to any litigation.

Note 12 – Subsequent events

The T-16 Business has performed an evaluation of subsequent events through December 2, 2013, which is the date the financial information was issued.

On October 18, 2013, Seadrill Partners LLC’s wholly-owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill 100% of the ownership interests in Seadrill T-16 Ltd., the entity that owns the T-16, for a total consideration of $200 million, less $93.1 million of debt outstanding under the $440 million secured credit facility related to the T-16. The $106.9 million purchase price was satisfied by the issuance of 3,310,622 common units to Seadrill.